FORM N-8F

I.      GENERAL IDENTIFYING INFORMATION

         1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

              [   ]    Merger

              [ x ]    Liquidation

              [   ]    Abandonment of Registration

              [   ]    Election of status as a Business Development Company

         2.   Name of fund: Multistate Tax Exempt Unit Trust

         3.   Securities and Exchange Commission File No.: 811-02774

         4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                 [ x ]    Initial Application            [   ]    Amendment

         5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
                                90 State House Square
                                Hartford, CT 06103

         6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                                    Morrison Warren
                                    Chapman and Cutler
                                    111 West Monroe Street
                                    Chicago, IL 60603
                                    (312)845-3484

         7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                                Advest, Inc.
                                90 State House Square
                                Hartford, CT 06103

         8.   Classification of fund (check only one):

              [   ]    Management company;

              [ x ]    Unit investment trust; or

              [   ]    Face-amount certificate company.

         9. Subclassification if the fund is a management company (check only one):

              [   ]    Open-end                    [   ]    Closed-end

        10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                                 New York

        11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                                 Not Applicable

        12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                                 Advest, Inc.
                                 90 State House Square
                                 Hartford, CT 06103

        13.   If the fund is a unit investment trust ("UIT") provide:

                (a)      Depositor's name(s) and address(es):

                                    Advest, Inc.
                                    90 State House Square
                                    Hartford, CT 06103

                (b)      Trustee's name(s) and address(es):

                                    The Bank of New York
                                    101 Barclay Street
                                    New York, NY 10286


        14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [   ]    Yes                                [ x ]    No

                  If Yes, for each UIT state:

                           Name(s):

                           File No.:  811-_____

                           Business Address:

        15.   (a)  Did the fund obtain  approval  from the board of
                   directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                   [   ]   Yes                                 [ x ]   No

                   If Yes, state the date on which the board vote took place:

                   If No, explain:

                      The fund does not have a board of directors because it is a unit investment trust.

              (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                   [   ]   Yes                                 [ x ]   No

                   If Yes, state the date on which the shareholder vote took place:

                   If No, explain:

                      The fund terminated in accordance with the terms of its trust indenture due to the maturity, call, redemption or liquidation of the securities in the fund. The trust indenture does not require a shareholder vote in this case (the fund has terminated and has no shareholders).

II.     DISTRIBUTIONS TO SHAREHOLDERS -

        16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                       [ x ]    Yes                                [   ]    No

                       Each series within the Trust, upon termination, established a termination rate, which is equal to the final assets of each series of the Trust divided by the outstanding units. On the Payable Date of the termination (Termination date + 3 business days) monies are paid to Unitholders registered at Bank of New York and DTC.

              (a) If Yes, list the date(s) on which the fund made those distributions:

                       See Attachment A for complete list of distribution dates for all of the series within the Multistate Tax Exempt Unit Trust.

              (b)      Were the distributions made on the basis of net assets?

                       [ x ]    Yes                                [   ]    No

              (c) Were the distributions made pro rata based on share ownership?

                       [ x ]    Yes                                [   ]    No

              (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

              (e)      Liquidations only:
                       Were any distributions to shareholders made in kind?

                       [   ]   Yes                                 [ x ]   No

                       If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

        17.   Closed-end funds only:
              Has the fund issued senior securities?

              [   ]    Yes                                [   ]    No

              If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

        18. Has the fund distributed all of its assets to the fund's shareholders?

             [   ]    Yes                                [ X ]    No

              If No,

              (a) How many shareholders does the fund have as of the date this form is filed?

                   See Attachment A for complete list of outstanding Unitholders for all of the series within the Multistate Tax Exempt Unit Trust.

              (b) Describe the relationship of each remaining shareholder to the fund:

                   Each of the remaining Unitholders is owed the termination value per unit upon the Bank of New York's receipt of a Trust Certificate in good form.

        19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

              [ X ]    Yes                                [   ]    No

              If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

                  Any Unitholders who do not present their Trust Certificates on or before termination date are mailed a letter prior to the specific escheatment requirements of their state of residence. In order to be paid, their outstanding Trust Certificate must be presented in good form to the Bank of New York.

III.    ASSETS AND LIABILITIES -

        20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

              [ X ]    Yes                                [   ]    No

              If Yes,

              (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                       See Attachment A for complete list of the outstanding cash for all of the series within the Multistate Tax Exempt Unit Trust.

              (b)   Why has the fund retained the remaining assets?

                       Multistate Tax Exempt Unit Trust has retained the remaining assets for any series of the Trust where there are remaining Unitholders who have not yet presented a Trust Certificate in good form to the Bank of New York.

              (c)   Will the remaining assets be invested in securities?

                    [   ]   Yes                                 [ X ]   No

        21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              [   ]    Yes                                [ x ]    No

              If Yes,

              (a)  Describe the type and amount of each debt or other liability:

              (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

        22.   (a)   List the expenses incurred in connection with the Merger or
              Liquidation:

                    (i)   Legal expenses:  None

                    (ii)  Accounting expenses:  None

                    (iii) Other expenses (list and identify separately):  None

                    (iv)  Total expenses (sum of lines (i)-(iii) above):  None

              (b)   How were those expenses allocated?

              (c)   Who paid those expenses?

              (d)   How did the fund pay for unamortized expenses (if any)?

        23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

              [   ]    Yes                                [ x ]    No

              If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.      CONCLUSION OF FUND BUSINESS

        24. Is the fund a party to any litigation or administrative proceeding?

              [   ]    Yes                                [ x ]    No

              If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

        25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              [   ]    Yes                                [ x ]    No

              If Yes, describe the nature and extent of those activities:

VI.     MERGERS ONLY

        26.   (a)   State the name of the fund surviving the Merger:

              (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_____

              (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

              (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION
         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Multistate Tax Exempt Unit Trust, (ii) she is a Vice President of Advest, Inc., administrator of the fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                           Multistate Tax Exempt Unit Trust
                           By: Advest, Inc., Administrator



                           /S/ Julie Beauchamp-Orlowski
                           -----------------------------------------------------
                           By:  Julie Beauchamp-Orlowski
                           Its: Vice President

                                   APPENDIX A

                                                                       Remaining       Remaining    Total Cash
Name of Trust Series                                    Payable        Units           Unitholders  Assets
MULTISTATE TAX EX TR SER 1 CONN                         04/09/01       259             13           $   88,173.96
MULTISTATE TAX EX TR SER 1 MARYLAND                     06/06/94       -               -            $        0.00
MULTISTATE TAX EX TR SER 1 N CAROLINA                   01/22/96       5               1            $      410.50
MULTISTATE TAX EX TR SER 1 NJ                           04/07/99       64              5            $    6,512.64
MULTISTATE TAX EX TR SER 1 PENN                         05/15/95       48              4            $    2,909.28
MULTISTATE TAX EX TR SER 1 S CAROLINA                   01/15/95       -               -            $        0.00
MULTISTATE TAX EX TR SER 1 VIRGINIA                     07/13/99       32              2            $    3,456.32

MULTISTATE TAX EX TR SER 2 CONN                         10/14/94       -               -            $        0.00
MULTISTATE TAX EX TR SER 2 MARYLAND                     05/15/95       2               1            $       65.94
MULTISTATE TAX EX TR SER 2 N CAROLINA                   07/29/96       -               -            $        0.00
MULTISTATE TAX EX TR SER 2 NJ                           09/02/94       -               -            $        0.00

MULTISTATE TAX EX TR SER 3 CONN                         07/17/00       26              3            $    3,623.36
MULTISTATE TAX EX TR SER 3 MARYLAND                     07/29/96       94              9            $    5,927.64
MULTISTATE TAX EX TR SER 3 N CAROLINA                   05/13/99       9               3            $      892.80

MULTISTATE TAX EX TR SER 4 CONN                         12/15/94       -               -            $        0.00
MULTISTATE TAX EX TR SER 4 MARYLAND                     05/15/95       10              1            $      513.50
MULTISTATE TAX EX TR SER 4 N CAROLINA                   04/09/01       274             21           $   24,090.08

MULTISTATE TAX EX TR SER 5 CONN                         12/30/94       21              1            $      669.27
MULTISTATE TAX EX TR SER 5 MARYLAND                     07/29/96       44              5            $    1,878.36
MULTISTATE TAX EX TR SER 5 N CAROLINA                   03/16/01       69              8            $   18,960.51

MULTISTATE TAX EX TR SER 7 CONN                         05/15/95       -               -            $        0.00
MULTISTATE TAX EX TR SER 7 MARYLAND                     08/17/94       -               -            $        0.00
MULTISTATE TAX EX TR SER 7 N CAROLINA                   01/22/96       16              3            $      668.48
MULTISTATE TAX EX TR SER 7 S CAROLINA                   11/28/97       -               -            $        0.00

MULTISTATE TAX EX TR SER 8 CONN                         06/01/95       -               -            $        0.00
MULTISTATE TAX EX TR SER 8 N CAROLINA                   01/22/96       170             5            $    5,479.10
MULTISTATE TAX EX TR SER 8 NJ                           12/15/96       10              2            $      808.40
MULTISTATE TAX EX TR SER 8 VIRGINIA                     11/15/94       -               -            $        0.00

MULTISTATE TAX EX TR SER 9 CONN                         07/29/96       206             4            $   10,660.50
MULTISTATE TAX EX TR SER 9 MARYLAND                     03/16/01       222             25           $   24,309.00

MULTISTATE TAX EX TR SER 10 CONN                        05/15/95       -               -            $        0.00
MULTISTATE TAX EX TR SER 10 GEORGIA                     03/30/95       -               -            $        0.00
MULTISTATE TAX EX TR SER 10 MARYLAND                    03/16/01       55              7            $   11,933.35

MULTISTATE TAX EX TR SER 11 COLORADO                    01/25/97       -               -            $        0.00
MULTISTATE TAX EX TR SER 11 N CAROLINA                  05/14/99       77              3            $    6,283.20
MULTISTATE TAX EX TR SER 11 PENN GTD                    01/25/97       242             5            $   14,270.74

MULTISTATE TAX EX TR SER 12 CONN                        07/17/00       144             6            $   21,683.52
MULTISTATE TAX EX TR SER 12 S CAROLINA                  05/15/95       -               -            $        0.00
MULTISTATE TAX EX TR SER 12 VIRGINIA                    07/29/96       -               -            $        0.00

MULTISTATE TAX EX TR SER 13 COLORADO                    12/22/95       50              1            $    1,101.50
MULTISTATE TAX EX TR SER 13 MARYLAND                    03/11/99       -               -            $        0.00
MULTISTATE TAX EX TR SER 13 N CAROLINA                  03/16/01       13              4            $    3,612.96
MULTISTATE TAX EX TR SER 13 PENN GTD                    12/30/94       5               1            $      281.45

MULTISTATE TAX EX TR SER 14 CONN                        03/16/01       80              10           $    8,616.80
MULTISTATE TAX EX TR SER 14 MARYLAND                    02/18/99       86              5            $    2,712.44
MULTISTATE TAX EX TR SER 14 N CAROLINA                  03/11/99       41              3            $    2,703.54

MULTISTATE TAX EX TR SER 15 CONN                        05/15/95       -               -            $        0.00
MULTISTATE TAX EX TR SER 15 MARYLAND                    05/15/95       -               -            $        0.00
MULTISTATE TAX EXEMPT TR SER 15 NJ GTD                  07/13/99       12              1            $    2,268.24
MULTISTATE TAX EX TR SER 15 N CAROLINA                  08/26/99       30              2            $    3,336.30
MULTISTATE TAX EX TR SER 15 PENN GTD                    03/11/99       10              1            $      759.30
MULTISTATE TAX EX TR SER 15 S CAROLINA                  05/15/95       -               -            $        0.00

MULTISTATE TAX EX TR SER 16 CONN                        05/15/95       -               -            $        0.00
MULTISTATE TAX EX TR SER 16 N CAROLINA                  09/04/98       16              3            $      229.76
MULTISTATE TAX EX TR SER 16 S CAROLINA                  04/06/98       5               1            $      318.25
MULTISTATE TAX EX TR SER 16 VIRGINIA                    07/29/96       5               1            $      396.85

MULTISTATE TAX EX TR SER 17 CONN                        01/25/97       -               -            $        0.00
MULTISTATE TAX EX TR SER 17 GEORGIA                     04/15/97       10              2            $      628.60
MULTISTATE TAX EX TR SER 17 MARYLAND                    05/15/95       -               -            $        0.00
MULTISTATE TAX EXEMPT TR SER 17 NJ GTD                  03/16/01       566             3            $  131,278.04
MULTISTATE TAX EX TR SER 17 S CAROLINA                  05/15/95       -               -            $        0.00

MULTISTATE TAX EX TR SER 18 CONN                        03/16/01       72              5            $   10,804.32
MULTISTATE TAX EXEMPT TR SER 18 NJ GTD                  04/15/98       17              1            $    3,948.59
MULTISTATE TAX EX TR SER 18 N CAROLINA                  04/15/98       110             2            $   16,888.30
MULTISTATE TAX EX TR SER 18 VIRGINIA                    04/07/99       7               1            $    1,151.08

MULTISTATE TAX EX TR SER 19 CONN                        03/16/01       199             9            $   39,740.30
MULTISTATE TAX EX TR SER 19 MISSOURI GTD                12/18/00       19              4            $    2,760.70
MULTISTATE TAX EX TR SER 19 VIRGINIA                    07/20/95       26              4            $   13,178.10

MULTISTATE TAX EX TR SER 20 MARYLAND                    03/16/01       162             13           $   29,623.32
MULTISTATE TAX EXEMPT TR SER 20 NJ GTD                  12/22/95       38              3            $    6,950.20
MULTISTATE TAX EX TR SER 20 N CAROLINA                  07/29/96       7               1            $      185.08
MULTISTATE TAX EX TR SER 20 S CAROLINA                  04/06/98       9               1            $      445.41

MULTISTATE TAX EX TR SER 21 CONN                        03/16/01       241             17           $   50,569.03
MULTISTATE TAX EX TR SER 21 N CAROLINA                  05/01/96       -               -            $        0.00
MULTISTATE TAX EX TR SER 21 OHIO GTD                    03/16/01       107             3            $   29,366.15

MULTISTATE TAX EX TR SER 22 LOUISIANA                   02/23/96       69              1            $    1,184.04
MULTISTATE TAX EX TR SER 22 N CAROLINA                  05/15/97       27              2            $    2,593.35
MULTISTATE TAX EX TR SER 22 S CAROLINA                  04/07/99       50              1            $   10,468.00

MULTISTATE TAX EX TR SER 23 CONN                        11/28/97       50              1            $      898.00
MULTISTATE TAX EXEMPT TR SER 23 NJ GTD                  04/07/99       1               1            $      140.47
MULTISTATE TAX EX TR SER 23 N CAROLINA                  02/18/99       110             5            $    2,580.60
MULTISTATE TAX EX TR SER 23 OHIO GTD                    07/13/99       10              1            $    1,910.10
MULTISTATE TAX EX TR SER 23 S CAROLINA                  01/22/96       30              2            $    4,999.20
MULTISTATE TAX EX TR SER 23 VIRGINIA                    01/25/97       10              1            $      567.60

MULTISTATE TAX EX TR SER 24 CONN                        10/15/99       44              5            $   11,216.04
MULTISTATE TAX EXEMPT TR SER 24 NJ GTD                  11/28/97       -               -            $        0.00
MULTISTATE TAX EX TR SER 24 N CAROLINA                  03/16/01       209             7            $   31,209.97
MULTISTATE TAX EX TR SER 24 OHIO GTD                    08/26/99       45              2            $    9,189.00
MULTISTATE TAX EX TR SER 24 VIRGINIA                    03/16/01       143             4            $   33,034.43

MULTISTATE TAX EX TR SER 25 MARYLAND                    04/09/01       38              5            $   10,481.54
MULTISTATE TAX EX TR SER 25 N CAROLINA                  01/25/97       5               1            $      245.25
MULTISTATE TAX EX TR SER 25 OHIO GTD                    10/01/99       50              2            $    9,704.50
MULTISTATE TAX EX TR SER 25 PENN GTD                    04/09/01       240             8            $   51,979.20
MULTISTATE TAX EX TR SER 25 S CAROLINA                  02/18/99       -               -            $        0.00
MULTISTATE TAX EX TR SER 25 VIRGINIA                    04/09/01       10              1            $    3,689.00

MULTISTATE TAX EX TR SER 26 CONN                        04/09/01       333             18           $   39,860.10
MULTISTATE TAX EXEMPT TR SER 26 NJ GTD                  01/22/96       57              5            $    9,439.77
MULTISTATE TAX EX TR SER 26 S CAROLINA                  03/16/01       65              5            $   14,370.85
MULTISTATE TAX EX TR SER 26 VIRGINIA                    10/01/99       -               -            $        0.00

MULTISTATE TAX EX TR SER 27 MARYLAND                    10/01/99       -               -            $        0.00
MULTISTATE TAX EX TR SER 27 MISSOURI GTD                07/13/99       5               1            $      802.10
MULTISTATE TAX EX TR SER 27 N CAROLINA                  04/09/01       131             11           $   28,165.00
MULTISTATE TAX EX TR SER 27 PENN GTD                    03/16/01       56              4            $   11,454.24

MULTISTATE TAX EX TR SER 28 COLORADO                    03/11/99       5               1            $      811.95
MULTISTATE TAX EX TR SER 28 GA GTD                      10/01/99       8               2            $    2,031.28
MULTISTATE TAX EX TR SER 28 MARYLAND                    04/15/97       15              1            $      957.45
MULTISTATE TAX EX TR SER 28 VIRGINIA                    01/25/97       20              2            $    1,353.20
MULTISTATE TAX EXEMPT TR SER 28 NJ GTD                  11/28/97       -               -            $        0.00

MULTISTATE TAX EX TR SER 29 MARYLAND                    04/09/01       63              8            $    5,431.23
MULTISTATE TAX EXEMPT TR SER 29 NJ GTD                  08/26/99       115             6            $   10,224.65
MULTISTATE TAX EX TR SER 29 N CAROLINA                  01/25/97       20              1            $      282.00

MULTISTATE TAX EX TR SER 30 CONN                        11/15/00       35              3            $    5,377.40
MULTISTATE TAX EX TR SER 30 PENN GTD                    07/13/99       17              2            $    1,755.08
MULTISTATE TAX EX TR SER 30 S CAROLINA                  05/13/99       -               -            $        0.00
MULTISTATE TAX EX TR SER 30 VIRGINIA                    01/25/97       5               1            $      200.25

MULTISTATE TAX EX TR SER 31 MARYLAND                    03/16/01       111             12           $   20,510.58
MULTISTATE TAX EX TR SER 31 MISSOURI GTD                03/11/99       10              1            $      998.40
MULTISTATE TAX EX TR SER 31 N CAROLINA                  09/01/96       20              2            $    4,086.00
MULTISTATE TAX EX TR SER 31 VIRGINIA                    03/16/01       114             9            $   28,962.84

MULTISTATE TAX EX TR SER 32 COLORADO                    04/15/97       -               -            $        0.00
MULTISTATE TAX EX TR SER 32 N CAROLINA                  05/15/97       92              6            $    2,546.56
MULTISTATE TAX EX TR SER 32 OHIO GTD                    01/25/97       -               -            $        0.00
MULTISTATE TAX EX TR SER 32 S CAROLINA                  07/29/96       -               -            $        0.00

MULTISTATE TAX EX TR SER 33 CONN                        03/16/01       240             11           $   38,270.40
MULTISTATE TAX EX TR SER 33 MARYLAND                    04/15/97       20              3            $    1,444.00
MULTISTATE TAX EXEMPT TR SER 33 NJ GTD                  08/26/99       115             5            $    9,832.50
MULTISTATE TAX EX TR SER 33 N CAROLINA                  09/01/96       20              1            $    6,348.60
MULTISTATE TAX EX TR SER 33 OHIO GTD                    04/15/97       20              1            $    4,073.40

MULTISTATE TAX EX TR SER 34 MARYLAND                    05/28/99       42              4            $    6,198.78
MULTISTATE TAX EXEMPT TR SER 34 NJ GTD                  10/01/99       160             6            $   17,958.40
MULTISTATE TAX EX TR SER 34 PENN GTD                    08/15/96       -               -            $        0.00
MULTISTATE TAX EX TR SER 34 VIRGINIA                    09/04/98       7               1            $    1,435.63

MULTISTATE TAX EX TR SER 35 GA GTD                      01/25/97       13              2            $    1,187.16
MULTISTATE TAX EX TR SER 35 MARYLAND                    05/28/99       -               -            $        0.00
MULTISTATE TAX EX TR SER 35 MISSOURI GTD                03/16/01       31              6            $   10,999.11
MULTISTATE TAX EX TR SER 35 S CAROLINA                  04/07/99                                    $        0.00

MULTISTATE TAX EX TR SER 36 CONN                        03/16/01       85              4            $   17,787.10
MULTISTATE TAX EXEMPT TR SER 36 NJ GTD                  03/16/01       506             4            $  132,678.26
MULTISTATE TAX EX TR SER 36 PENN GTD                    03/16/01       66              7            $   15,475.68

MULTISTATE TAX EX TR SER 37 MARYLAND                    10/22/97       -               -            $        0.00
MULTISTATE TAX EX TR SER 37 N CAROLINA                  04/09/01       29              1            $    8,104.05

MULTISTATE TAX EX TR SER 38 CONN                        08/26/99       62              9            $    5,735.62
MULTISTATE TAX EX TR SER 38 MISSOURI GTD                02/18/99       9               1            $      735.75
MULTISTATE TAX EX TR SER 38 VIRGINIA                    09/04/98       20              2            $    3,961.40

MULTISTATE TAX EX TR SER 39 COLORADO                    02/18/99       5               1            $      459.05
MULTISTATE TAX EX TR SER 39 MARYLAND                    11/28/97       234             5            $   20,269.08
MULTISTATE TAX EXEMPT TR SER 39 NJ GTD                  04/15/98       113             3            $    8,436.58

MULTISTATE TAX EX TR SER 40 CONN                        10/15/99       10              1            $    2,337.10
MULTISTATE TAX EX TR SER 40 N CAROLINA                  04/15/98       10              1            $    1,184.40
MULTISTATE TAX EX TR SER 40 S CAROLINA                  06/30/99       -               -            $        0.00
MULTISTATE TAX EX TR SER 40 VIRGINIA                    05/13/99       -               -            $        0.00

MULTISTATE TAX EX TR SER 41 MARYLAND                    05/28/99       28              6            $    3,176.32
MULTISTATE TAX EX TR SER 41 PENN GTD                    04/15/97       -               -            $        0.00

MULTISTATE TAX EX TR SER 42 CONN                        10/15/99       20              1            $    4,556.40
MULTISTATE TAX EX TR SER 42 N CAROLINA                  04/15/97       15              3            $    1,013.55
MULTISTATE TAX EX TR SER 42 VIRGINIA                    05/13/99       3               1            $      279.42

MULTISTATE TAX EX TR SER 43 MARYLAND                    10/22/97       -               -            $        0.00
MULTISTATE TAX EX TR SER 7 MASS DISC                    03/16/01       433             16           $   93,735.84
MULTISTATE TAX EX TR SER 43 VIRGINIA                    10/01/99       -               -            $        0.00

MULTISTATE TAX EX TR SER 88 MASS                        03/31/98       94              5            $   20,256.06
                                                                       ==========================================
Totals                                                                 8,890           501          $1,431,675.92
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